Exhibit 99.1

Sinovac Biotech Ltd. Enters into Definitive Agreement for Going-Private Transaction

BEIJING, June 26, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it has entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) with Sinovac (Cayman) Limited (“Parent”) and Sinovac Amalgamation Sub Limited (“Amalgamation Sub”), a wholly owned subsidiary of Parent, pursuant to which Sinovac will be acquired by Parent in a transaction valued at approximately US$401.8 million.

Pursuant to the Amalgamation Agreement, Parent will acquire the Company for cash consideration equal to US$7.00 per common share of the Company (each, a “Share”). This represents a premium of 32.1% and 30%, respectively, over the Company’s 30- and 60-trading day volume-weighted average price as quoted by NASDAQ prior to the Company’s announcement on February 1, 2016 that it had received a non-binding “going-private” proposal from Mr. Weidong Yin, the chairman, president and chief executive officer of the Company, and SAIF Partners IV L.P. (“SAIF”) and/or its affiliates to acquire all of the outstanding Shares not already owned by them.

The consideration to be paid to holders of Shares pursuant to the Amalgamation Agreement also represents an increase of approximately 13.3% from the original US$6.18 per Share offer price in the “going-private” proposal announced on February 1, 2016.

Immediately following the consummation of the transactions contemplated by the Amalgamation Agreement, Parent will be beneficially owned by a consortium (the “Buyer Consortium”) comprising Mr. Yin, SAIF, C-Bridge Healthcare Fund II, L.P. (“C-Bridge Capital”), Advantech Capital L.P. (“Advantech Capital”), Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. (together with Vivo Capital Fund VIII, L.P., “Vivo Capital”). As of June 23, 2017, the members of the Buyer Consortium beneficially own in the aggregate approximately 29.5% of the issued and outstanding Shares.

Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Amalgamation”), and each of the Shares issued and outstanding immediately prior to the effective time of the Amalgamation will be canceled in consideration for the right to receive US$7.00 per Share in cash, without interest and net of any applicable withholding taxes, except for (i) 6,049,500 Shares held by Mr. Yin and 10,780,820 Shares held by SAIF (collectively, the “Rollover Shareholders”), (ii) Shares held by Parent, Parent’s affiliates, the Company or any of the Company’s subsidiaries, which Shares, in each case, will be canceled without payment of any consideration or distribution therefor and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Amalgamation in accordance with the provisions of Section 191 of the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda (as consolidated and revised) (the “IBCA”), which Shares will be canceled at the effective time of the Amalgamation for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 191(4) or Section 195(2) of the IBCA, as applicable.

The Buyer Consortium intends to fund the Amalgamation through a combination of cash contributions from C-Bridge Capital, Advantech Capital and Vivo Capital or their respective affiliates pursuant to equity commitment letters.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that the Company’s shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Amalgamation Sub or any member of the Buyer Consortium or management of the Company, exclusively negotiated the terms of the Amalgamation Agreement with the Buyer Consortium with the assistance of its independent financial and legal advisors.

The Amalgamation, which is currently expected to close during the second half of 2017, is subject to customary closing conditions, including approval by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. As of June 23, 2017, the Rollover Shareholders beneficially own in the aggregate approximately 29.5% of the issued and outstanding Shares. Pursuant to a support agreement among the Rollover Shareholders, Parent and Sinovac Holding (Cayman) Limited, the sole shareholder of Parent, the Rollover Shareholders have agreed to vote all their Shares in favor of the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. If completed, the Amalgamation will result in the Company becoming a privately-held Company and the Shares will no longer be listed on NASDAQ.

Duff & Phelps LLC is serving as financial advisor to the Special Committee. Weil, Gotshal & Manges LLP is serving as U.S. legal counsel to the Special Committee, Leslie-Ann Brissett Legal Services is serving as Antigua and Barbuda legal counsel to the Special Committee and Haiwen & Partners is serving as PRC legal counsel to the Special Committee.

Latham & Watkins LLP is serving as U.S. legal counsel to the Company and Delaney Law is serving as Antigua and Barbuda legal counsel to the Company.

Lazard is serving as financial advisor to the Buyer Consortium. Kirkland & Ellis is serving as U.S. legal counsel to Mr. Yin and the Buyer Consortium and Roberts & Co is serving as Antigua and Barbuda legal counsel to the Buyer Consortium. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to C-Bridge Capital and Advantech Capital. Ropes & Gray LLP is serving as U.S. legal counsel to Vivo Capital.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Amalgamation Agreement. All parties desiring details regarding the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Amalgamation, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Amalgamation will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE AMALGAMATION AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Amalgamation and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road

Haidian District, Beijing, People’s Republic of China

Phone: +86-10-8279-9871

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Amalgamation. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Amalgamation when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Amalgamation proceed.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Amalgamation may not be satisfied or waived and other risks and uncertainties discussed in Sinovac’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Amalgamation. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company’s website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com